SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                                      FORM 15


 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
                                   Commission File Number   0-17617
      Lutheran Brotherhood Realty Fund I, a California limited partnership
               (Exact name of registrant as specified in its charter)
         625 Fourth Avenue South, Minneapolis, MN 55415    (612) 339-8091
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            Limited Partnership Interests
              (Title of each class of securities covered by this Form)


   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   [x]          Rule 12h-3(b)(1)(ii)     [ ]
          Rule 12g-4(a)(1)(ii)  [ ]          Rule 12h-3(b)(2)(i)      [ ]
          Rule 12g-4(a)(2)(i)   [ ]          Rule 12h-3(b)(2)(ii)     [ ]
          Rule 12g-4(a)(2)(ii)  [ ]          Rule 15d-6               [ ]
          Rule 12h-3(b)(1)(i)   [ ]

     Approximate number of holders of record as of the certification or notice date: None

     Pursuant to the requirements of the Securities Exchange Act of 1934, Lutheran Brotherhood Realty Fund I, a California limited partnership, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
                         Lutheran Brotherhood Real Estate Products Company, Its General Partner

DATE: December 30, 1996  BY: /s/ Otis F. Hilbert
                            Otis F. Hilbert, Vice President and Secretary

Instruction:   This form is required by Rules 12g-4, 12h-3 and 15d-6 of the
General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.